[GRAPHIC     CERAGON
OMITTED]     networks




FOR IMMEDIATE RELEASE

                 CERAGON NETWORKS CHOSEN BY SVENSKA UMTS NAT AB
                    AS A SUPPLIER OF HIGH-CAPACITY WIRELESS
                 INFRASTRUCTURE FOR CELLULAR NETWORK IN SWEDEN

                    COMPANIES SIGN MULTI-YEAR FRAME AGREEMENT

     TEL AVIV, ISRAEL, MARCH 6, 2002- Ceragon Networks Ltd. (NASDAQ: CRNT), a global provider of high-capacity broadband wireless systems for cellular operators, service providers and enterprises, today announced that it has been chosen by Svenska UMTS Nat AB, a 3G infrastructure joint venture between Swedish mobile operators Telia Mobile and Tele2, to supply its FibeAir(TM) high-capacity wireless systems. The companies have signed a multi-year frame agreement under which Ceragon will provide Svenska UMTS Nat AB with its wireless SDH systems for their nationwide 3G network deployment.

     Ceragon's FibeAir product family will be deployed as an STM-1 backbone for Svenska's cellular network infrastructure. FibeAir provides high capacity connectivity between cellular base stations and the core network infrastructure.

     "We are very proud to be selected by Svenska UMTS Nat AB," said Shraga Katz, president and CEO, Ceragon Networks Ltd. "This agreement is in line with our strategy to deliver comprehensive high-capacity wireless solutions for cellular operators and to grow our market share in the cellular industry worldwide."

ABOUT CERAGON NETWORKS LTD.
--------------------------
         Ceragon Networks Ltd. (NASDAQ: CRNT), a pacesetter in broadband wireless networking systems, enables the rapid and cost-effective deployment of high-capacity network connectivity. Ceragon's FibeAir(TM) product family was uniquely designed for cellular operators, enterprises and communications service providers to progressively build networks to meet the growing demand for value-added broadband services. The modular FibeAir system operates across multiple frequencies from 13 to 38 GHz and supports integrated high-capacity services over IP, SONET/SDH and ATM networks. Ceragon's equipment complies with North American and international standards and is installed with over 100 customers in more than 35 countries. Ceragon was the first fixed wireless technology provider to break the 155 Mbps capacity barrier in high-frequency bands and the first to commercially deploy a wireless 311 Mbps system. Ceragon also received industry awards for its wireless 622 Mbps system and announced a high-frequency Gigabit Ethernet system. More information is available at www.ceragon.com .

         Ceragon Networks(TM), Ceragon(TM), FibeAir(TM), ConfigAir(TM), CeraView(TM), CeraMon(TM), EtherAir(TM), QuickAir(TM), QuickAir Partner Program(TM), QuickAir Partner Certification Program(TM), QuickAir Partner Zone(TM), EncryptAir(TM) and Microwave Fiber(TM) are trademarks of Ceragon Networks Ltd.


This press release may contain statements concerning Ceragon's future prospects that are ``forward-looking statements'' under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include:
Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon's products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.



CONTACT:          Linda Pitt
                  GAJ Services Inc.
                  859-291-1005
                  lpitt@gajservices.com

                  Laura Yatim
                  Ceragon Networks Ltd.
                  972-3-765-7560
                  laura@ceragon.com


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